Rider No.	Effective Date of Rider	Bond Number	Additional Premium
19	12:01 a.m. on March 31, 2018	MCN793218/01/2017	$6

AMEND BOND PERIOD RIDER

It is agreed that the Bond Period set forth on the Declarations is deleted and replaced with the following:

Bond Period: from 12:01 a.m. on March 31, 2017 (Month, Day Year) to 12:01 a.m April 2, 2018 (Month, Day, Year)

standard time.

All other provisions of the bond remain unchanged.

Authorized Signature

April 6, 2018
Date

ELEVATION ETF TRUST
RESOLUTIONS

March 8, 2017

As approved by at least a majority of the non-interested Trustees of the Trust

APPROVAL OF FIDELITY BOND POLICY

RESOLVED, that the form and amount of the Trust's fidelity bond, as presented and discussed at the Meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust's assets, and the nature of the securities in the Trust's Fund;

FURTHER RESOLVED, that the Secretary of the Trust be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.